# STATEMENT OF INVESTMENTS

**Dreyfus Institutional Money Market Fund, Money Market Series**

**March 31, 2007 (Unaudited)**

| Negotiable Bank Certificates of Deposit--11.5% | Principal Amount ($) | Value ($) |
|---|---|---|
| Union Bank of California, N.A. | | |
| 5.32%, 7/20/07 | 15,000,000 | 15,000,000 |
| Washington Mutual Bank | | |
| 5.33%, 5/1/07 | 15,000,000 | 14,999,913 |
| Wilmington Trust Co., DE | | |
| 5.32%, 6/7/07 | 15,000,000 | 15,000,137 |
| **Total Negotiable Bank Certificates of Deposit** | | |
| (cost $45,000,050) | | **45,000,050** |
| **Commercial Paper--77.0%** | | |
| Amstel Funding Corp. | | |
| 5.30%, 6/5/07 | 15,000,000 a | 14,858,354 |
| Atlantis One Funding Corp. | | |
| 5.31%, 6/21/07 | 15,000,000 a | 14,823,319 |
| Barclays U.S. Funding Corp. | | |
| 5.25%, 6/8/07 | 15,000,000 | 14,855,217 |
| BNP Paribas Finance Inc. | | |
| 5.25%, 6/6/07 | 15,000,000 | 14,859,338 |
| Bryant Park Funding LLC | | |
| 5.29%, 5/4/07 | 15,000,000 a | 14,927,950 |
| CHARTA LLC | | |
| 5.31%, 5/24/07 | 14,200,000 a | 14,090,455 |
| Citigroup Funding Inc. | | |
| 5.34%, 5/14/07 | 5,000,000 | 4,968,586 |
| Deutsche Bank Financial LLC | | |
| 5.39%, 4/2/07 | 15,000,000 | 14,997,754 |
| FCAR Owner Trust, Ser. I | | |
| 5.32%, 5/8/07 | 15,000,000 | 14,919,063 |
| Gemini Securitization Corp., LLC | | |
| 5.30%, 6/4/07 | 15,000,000 a | 14,860,533 |
| Greenwich Capital Holdings Inc. | | |
| 5.38%, 4/2/07 | 15,000,000 | 14,997,758 |
| Harrier Finance Funding Ltd. | | |
| 5.28% - 5.31%, 6/7/07 - 7/13/07 | 10,000,000 a | 9,877,176 |
| HSBC Bank USA N.A. | | |
| 5.33%, 5/7/07 | 15,000,000 | 14,922,150 |
| ING (US) Funding LLC | | |
| 5.33%, 8/21/07 | 15,000,000 | 14,692,925 |
| Lexington Parker Capital Co. LLC | | |
| 5.31%, 4/4/07 | 10,000,000 a | 9,995,633 |
| Picaros Funding LLC | | |
| 5.33%, 6/5/07 | 15,000,000 a | 14,858,354 |
| Prudential Funding LLC | | |
| 5.39%, 4/2/07 | 14,000,000 | 13,997,904 |
| Sigma Finance Inc. | | |
| 5.29%, 6/26/07 | 15,000,000 a | 14,813,667 |
| Simba Funding Corp. | | |

| | | |
|---|---:|---:|
| 5.31%, 5/21/07 | 15,000,000 a | 14,890,833 |
| Societe Generale N.A. Inc. | | |
| 5.25%, 6/6/07 | 10,000,000 | 9,906,225 |
| Solitaire Funding Ltd. | | |
| 5.31%, 5/21/07 | 15,000,000 a | 14,890,833 |
| Stadshypotek Delaware Inc. | | |
| 5.28%, 5/22/07 | 15,000,000 a | 14,889,075 |
| **Total Commercial Paper** | | |
| (cost $300,893,102) | | **300,893,102** |

## Corporate Notes--8.9%

| | | |
|---|---:|---:|
| General Electric Capital Corp. | | |
| 5.28%, 4/25/07 | 15,000,000 b | 15,000,000 |
| Wells Fargo & Co. | | |
| 5.31%, 4/6/07 | 20,000,000 b | 20,000,000 |
| **Total Corporate Notes** | | |
| (cost $35,000,000) | | **35,000,000** |

## Time Deposits--2.9%

| | | |
|---|---:|---:|
| State Street Bank and Trust Co., Boston, MA (Grand Cayman) | | |
| 5.37%, 4/2/07 | | |
| (cost $11,500,000) | 11,500,000 | **11,500,000** |
| **Total Investments** (cost $392,393,152) | **100.3%** | 392,393,152 |
| **Liabilities, Less Cash and Receivables** | **(.3%)** | (1,041,751) |
| **Net Assets** | **100.0%** | 391,351,401 |

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2007, these securities amounted to $167,776,182 or 42.9% of net assets.
b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

# STATEMENT OF INVESTMENTS

**Dreyfus Institutional Money Market Fund, Government Securities Series**

**March 31, 2007 (Unaudited)**

| Repurchase Agreements--100.0% | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| Banc of America Securities LLC | | | |
| dated 3/30/07, due 4/2/07 in the amount of | | | |
| $14,005,950 (fully collateralized by $4,596,000 U.S. | | | |
| Treasury Bonds, 7.625%, due 11/15/22, value | | | |
| $6,094,001 and $8,262,000 U.S. Treasury Notes, | | | |
| 3.125%, due 10/15/08, value $8,186,083) | 5.10 | 14,000,000 | 14,000,000 |
| Barclays Financial LLC | | | |
| dated 3/30/07, due 4/2/07 in the amount of | | | |
| $13,605,893 (fully collateralized by $14,947,954 U.S. | | | |
| Treasury Strips, due 11/15/08, value $13,872,000) | 5.20 | 13,600,000 | 13,600,000 |
| Bear Stearns Cos. Inc. | | | |
| dated 3/30/07, due 4/2/07 in the amount of $4,001,667 | | | |
| (fully collateralized by $4,175,000 U.S. Treasury | | | |
| Strips, due 11/15/07, value $4,052,255) | 5.00 | 4,000,000 | 4,000,000 |
| Citigroup Global Markets Holdings Inc. | | | |
| dated 3/30/07, due 4/2/07 in the amount of | | | |
| $14,005,833 (fully collateralized by $14,381,000 U.S. | | | |
| Treasury Bonds, 4.75%, due 2/15/37, value $14,280,078) | 5.00 | 14,000,000 | 14,000,000 |
| J.P. Morgan Chase & Co. | | | |
| dated 3/30/07, due 4/2/07 in the amount of $4,001,693 | | | |
| (fully collateralized by $4,181,000 U.S. Treasury | | | |
| Bills, due 9/27/07, value $4,080,000) | 5.08 | 4,000,000 | 4,000,000 |
| Morgan Stanley | | | |
| dated 3/30/07, due 4/2/07 in the amount of | | | |
| $14,005,973 (fully collateralized by $38,034,000 U.S. | | | |
| Treasury Strips, due 2/15/27, value $14,280,246) | 5.12 | 14,000,000 | 14,000,000 |
| UBS Securities LLC | | | |
| dated 3/30/07, due 4/2/07 in the amount of | | | |
| $14,005,973 (fully collateralized by $39,060,000 U.S. | | | |
| Treasury Strips, due 8/15/27, value $14,280,337) | 5.12 | 14,000,000 | 14,000,000 |
| **Total Investments** (cost $77,600,000) | | **100.0%** | **77,600,000** |
| **Liabilities, Less Cash and Receivables** | | **(.0%)** | **(26,582)** |
| **Net Assets** | | **100.0%** | **77,573,418** |

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.